FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

5 March 2013

HSBC FINANCE TO SELL PERSONAL UNSECURED AND PERSONAL HOMEOWNER LOAN PORTFOLIOS

HSBC Finance Corporation ('HFC'), an indirect wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell its Personal Unsecured Loan and Personal Homeowner Loan portfolios to SpringCastle Acquisition LLC ('SpringCastle'), a Delaware-based company owned by Springleaf Finance, Inc. ('Springleaf') and Newcastle Investment Corp. ('Newcastle'). The portfolios sale transaction is scheduled for completion in the second quarter of 2013 and is subject to customary closing conditions.

HFC has also entered into an agreement to sell its loan servicing facility and related assets in London, Kentucky ('the Facility') to Springleaf. Completion of the sale of the building and assets, which is subject to customary closing conditions, is expected in the fourth quarter of 2013, following a transitional period to allow for the conversion of loans being sold to SpringCastle. Upon completion of the sale of the Facility, the majority of employees located in the Facility will transfer to become employees of Springleaf.

At 31 December 2012, the carrying value of the gross assets (including the Facility and related assets) being sold was approximately US$3.4bn (IFRS). The total consideration to be paid by SpringCastle and Springleaf is US$3.2bn in cash.

Patrick Burke, CEO, HSBC Finance Corporation, said, "These agreements accelerate the run-off of the legacy consumer mortgage and lending business and are a continuation of HSBC's strategy to reposition its U.S. operations and focus on the core businesses supporting our aim to be the world's leading international bank."

Media enquiries to:

United States
Neil Brazil	+1 847-208-4319	neil.brazil@us.hsbc.com
United Kingdom
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com

Investor Relations enquiries to:

London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Notes to editors:

1. HSBC Finance Corporation

HSBC Finance Corporation, through its subsidiaries, owns and services a liquidating portfolio of residential real estate loans and unsecured loans, and also provides specialty insurance products. HSBC Finance is a subsidiary of HSBC North America Holdings Inc., one of the United States' largest bank holding companies by assets.

2. HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 81 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,693bn at 31 December 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                            Date: 05 March 2013